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                          August 23, 2021

       Paul W. Hoelscher
       Chief Financial Officer
       Horizon Therapeutics Public Ltd Company
       Connaught House, 1st Floor
       1 Burlington Road
       Dublin 4, D04 C5Y6
       Ireland

                                                        Re: Horizon
Therapeutics Public Ltd Company
                                                            Form 10-K for the
Fiscal Year Ended December 31, 2020
                                                            Filed February 24,
2021
                                                            Form 10-Q for the
Quarterly Period Ended June 30, 2021
                                                            Filed August 4,
2021
                                                            File No. 001-35238

       Dear Mr. Hoelscher :

              We have reviewed your filing and have the following comments. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure.

              Please respond to these comments within ten business days by providing the requested information or advise us as soon as possible when you will respond. If you do not believe our comments apply to your facts and circumstances, please tell us why in your response.

                                                        After reviewing your
response to these comments, we may have additional comments.

       Form 10-K for the Fiscal Year Ended December 31, 2020

       Management's Discussion and Analysis of Financial Condition and Results of Operations
       Non-GAAP Financial Measures, page 122

   1. We note that you have excluded upfront, milestone and progress payments related to license and
collaboration agreements to arrive at non-GAAP adjusted EBITDA and non-
                                                        GAAP net income. Please
tell us your consideration of the guidance in Question 100.01 of the Non-GAAP
Financial Measures Compliance and Disclosure Interpretations Issued
                                                        on April 4, 2018 for
these adjustments.
 Paul W. Hoelscher
Horizon Therapeutics Public Ltd Company
August 23, 2021
Page 2


Form 10-Q for the Quarterly Period Ended June 30, 2021

Notes to Unaudited Condensed Consolidated Financial Statements
Note 4 - Acquisitions, Divestitures and Other Arrangements, page 7

2. We note you completed the acquisition of all the outstanding stock of Viela for consideration of approximately $3 billion on March 15, 2021.
Please explain to
         us your consideration of the requirements of Rule 3-05 and Article 11 of Regulation S-X related to financial statements and pro forma financial information for the acquisition and provide us your analysis if you determined these were not required.
        We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

      You may contact Christie Wong, Staff Accountant at (202) 551-3684 or Brian Cascio,
Accounting Branch Chief at (202) 551-3676 with any questions.



FirstName LastNamePaul W. Hoelscher                 Sincerely,
Comapany NameHorizon Therapeutics Public Ltd Company
                                                    Division of Corporation
Finance
August 23, 2021 Page 2                              Office of Life Sciences
FirstName LastName